Exhbit 99.1
News Release
www.srtelecom.com

Source:
SR Telecom	MaisonBrison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429 Ext. 4613	Tel.: (514) 731-0000

SR Telecom Expands WiMAX Distribution Network

SR Telecom and Sagem Communication join forces to deliver
leading edge WiMAX solutions

MONTREAL, June 8, 2006—SR TelecomTM Inc. (TSX: SRX), the leading provider of licensed OFDM-based WiMAX solutions, today announced it has signed a Sales Cooperation Agreement with Sagem Communication a member company of SAFRAN Group. Sagem is a major force in the mobile and broadband communication industries and will market and re-sell the SR Telecom symmetryMXTM line of WiMAX products.

With this agreement, Sagem and SR Telecom will build on their joint-marketing efforts to deliver field-proven, carrier-class WiMAX-based, broadband access solutions. The combined efforts will focus on telecommunications service providers across Europe and Africa.

“We are very pleased with our agreement with Sagem. It provides SR Telecom with strong representation to broadband service providers in Europe, the Middle East and Africa (EMEA). Our portfolio of products was thoroughly examined by Sagem prior to their decision to partner with us and are highly regarded by the Sagem technology group” said William Aziz, President and CEO of SR Telecom. “EMEA is made up of strategic markets for SR Telecom and we are confident that this joint marketing effort will maximize results. We are delighted to be working with Sagem Communication, a strong and proven leader in the telecommunications industry”.

About Sagem Communication
Sagem Communication businesses cover two main applications: mobile communication and broadband communication. Sagem Communication designs, develops and produces a complete line of products for the high-growth broadband, video and printing markets. A proven capability for innovation has led to technological breakthroughs, which give Sagem products high-profile positions in these highly competitive markets. Sagem Communication deploys a Europe-wide network of subsidiaries, called National Sales Organization (NSO), that distribute Sagem brand products to all major European retailers. For more information, visit www.sagem.com.

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 120 countries, connecting nearly two million people.

SR Telecom provides WiMAX solutions for voice, data and Internet access applications with its new symmetryMXTM technology. SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative, which promotes the deployment of broadband wireless access networks using a global standard that is being certified for interoperability of products and technologies. For more information, visit www.srtelecom.com.

Forward-looking statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.